EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: 3/6/2026

        ARTISAN PARTNERS ASSET MANAGEMENT INC,
        for itself and as the general partner of
        ARTISAN PARTNERS HOLDINGS LP

        By: Gregory K. Ramirez * _____

        ARTISAN INVESTMENTS GP LLC,
        for itself and as the general partner of
        ARTISAN PARTNERS LIMITED PARTNERSHIP

        By: Gregory K. Ramirez * _____

        ARTISAN PARTNERS FUNDS, INC.

        By: Gregory K. Ramirez * _____

        *By: /s/ Gregory K. Ramirez _____

           Gregory K. Ramirez
           Executive Vice President of Artisan Partners Asset Management Inc.
           Vice President of Artisan Investments GP LLC
           President and Chief Executive Officer of Artisan Partners Funds, Inc.